AFRICAN DEVELOPMENT BANK



Avenue Joseph Anoma
01 BP 1387, Abidjan 01
CÔTE D'IVOIRE
Telephone: (225) 20 26 28 03
            (225) 20 26 39 76
Fax: (225) 20 24 21 55
Web Site : www.afdb.org

VICE-PRESIDENT, FINANCE

Date: 22 March 2018

To: The United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.
Attention: Filing Desk

Re: **African Development Bank, Regulation AFDB, Rule 3: USD 2,000,000,000 2.625 per cent. Global Notes due 22 March 2021**

Ladies & Gentlemen:

Enclosed please find eight (8) copies of a Report dated 22 March 2018 of the African Development Bank, which is filed under Rule 3 of Regulation AFDB with respect to the Bank's Global Notes due 22 March 2021.

Very truly yours,

AFRICAN DEVELOPMENT BANK

By:

Title:

Hassatou Diop N'Sele
Acting Vice President Finance
& Chief Finance Officer

cc: Office of International Corporate Finance